Exhibit 99.1

Press release
Ad hoc announcement pursuant to Art. 53 LR

SHL discloses write-offs and extraordinary items for full year results 2024

Tel Aviv / Zurich / New York, 3 April 2025 – SHL Telemedicine Ltd. (NASDAQ: SHLT; SIX Swiss Exchange: SHLTN, OTCPK: SMDCY)  (“SHL” or the “Company”), a leading provider and developer of advanced personal telemedicine solutions, announced today, ahead of the disclosure of the audited 2024 full year results to be finalized in the course of this month, that in the course of the ongoing thorough review of the actual 2024 business performance, the financial accounts and the annual audit, a number of extraordinary non-recurring items, relating mainly to some intangible assets, have been identified which are expected to impact SHL’s 2024 annual net profit and its equity. These items include:

•	Impairment of goodwill: A write-off of the goodwill allocated to the German operations, in the amount of around USD 13 million in connection with actual business performance being lower than expected.
•
Intangible assets and capitalized development costs: Some intangible assets, mainly software and service applications which the company developed internally in past years, are either not technologically advanced enough to continue to be used in an economically efficient way, or not in use anymore. This is resulting in an adjustment of intangible assets of about USD 3 million.

•
Restructuring costs and one-time expenses: 2024 results are expected to include an estimated amount of about USD 3 million involving restructuring & cost saving, mainly in the German activity. In addition, some one-time expenses, of about USD 1 million.

The respective numbers are not final yet and are still under review. The above-mentioned is expected to have a negative impact on 2024 annual financial results. Net profit and equity are estimated to be impacted by about USD 22 - 19 million resulting in an estimated net loss of about USD 26 - 29 million.

However, it is important to note that approximately USD 17 million, or 86%, are not involved with actual cash payments (mainly intangible assets write-offs) and that the cash expenses forecasted to result are at about USD 3 million only. Having said that, the direct actual impact on SHL financial situation is limited.

SHL’s Committee for the examination of financial statements will make its recommendations to the board, which together with the results and after the completion of the annual audit, will be discussed and then approved by the Board pursuant to Israeli law. Therefore, the above information and numbers are not final yet. The audited annual results for 2024 are scheduled to be finalized in the course of this month and disclosed by the end of April 2025.

About SHL Telemedicine
SHL Telemedicine is engaged in developing and marketing personal telemedicine systems and the provision of medical call center services, with a focus on cardiovascular and related diseases, to end users and to the healthcare community. SHL Telemedicine offers its services and personal telemedicine devices to subscribers utilizing telephonic and Internet communication technology. SHL is listed on the SIX Swiss Exchange (SHLTN, ISIN: IL0010855885, Security No.: 1128957) and on the Nasdaq Stock Exchange (SHLT, ISIN: US78423T2006, CUSIP: 78423T200). For more information, please visit our web site at www.shl-telemedicine.com.

For further information please contact:
Fabienne Farner, IRF, Phone : +41 43 244 81 42, farner@irf-reputation.ch